UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-34541

GLOBAL CORD BLOOD CORPORATION
(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⌧  Form 40-F ☐

Introductory Note
On September 22, 2022, the Grand Court of the Cayman Islands (the “Court”) issued an order appointing Margot MacInnis and John Royle of Grant Thornton Specialist Services (Cayman) Limited, and Chow Tsz Nga Georgia of Grant Thornton Recovery & Reorganisation Limited, as joint provisional liquidators (the “JPLs”) of Global Cord Blood Corporation (the “Company”) pursuant to Section 104(2) of the Companies Act (as amended) of the Cayman Islands.
Communications Respecting Summons for Court Approval of JPL Remuneration
As previously reported, on May 13, 2024, the JPLs filed a summons (the “Summons”) for court approval of their remuneration for the period September 22, 2022 to September 30, 2023. The JPLs filed an amendment to the Summons and a sealed version of the amended summons was received from the Court Registry on July 17, 2024.  The JPLs on behalf of the Company have provided communications to the Company’s shareholders with respect to such Summons.
On July 25, 2024, a further communication was provided to the Company’s shareholders with updated information with respect to the Summons.  A copy of such communication is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBAL CORD BLOOD CORPORATION

By:	/s/ John Royle
Name:	John Royle
Title:	Joint Provisional Liquidator by Order of the Grand Court of the Cayman Islands

Dated: July 26, 2024